RESIDENT IN ATLANTA OFFICE

DIRECT DIAL: (404) 572-6912

MDELANEY@POGOLAW.COM

September 13, 2005

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: John Reynolds

Re:	Echo Healthcare Acquisition Corp.

Registration Statement on Form S-1

Amendment Filed August 25, 2005

File No. 333-126650

Ladies and Gentlemen:

On behalf of our client, Echo Healthcare Acquisition Corp. (“Echo” or the “Company”), we are responding to the comments received from your office by letter dated September 7, 2005 with respect to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). We have restated and responded to each of your comments below. Capitalized terms used in this letter have the meanings ascribed to them in the Registration Statement. All page references (excluding those in the headings and the staff’s comments) refer to pages of the marked copy of Amendment No. 2 to the Registration Statement, as applicable, which is being filed concurrently and reflects the Company’s responses to your comments.

General

1.

Comment: We note your response to our prior comment 3; specifically, your assertion that the factors considered in determining the size of your offer is “more arbitrary” than determining the size of an offering for an operating company. Please clarify your use of the term “arbitrary.” It does not appear as though the determination to value the offering at $75,000,000 is an arbitrary decision and we would like to know the specific factors and motivations behind the valuation. Tell us the specific factors the company took into consideration when determining that it would need approximately $67,500,000 in the trust fund in order to effect the business combination contemplated in the registration statement. The factors identified in the bullet points of your supplemental response to our prior comment are generic in nature and have been recited by numerous blank check companies that have filed registration statements with us on Form S-1. In light of management’s extensive experience effecting acquisitions in the targeted industry, we would like for you to advise us about the precise factors that were considered in valuing this offering. We may have further comment.

Response: In our response to the staff’s prior comment 3, we used the term “arbitrary” to convey to the staff that unlike an operating company, which can rely on traditional financial analyses to determine the approximate capital needs of the Company, and therefore, the amount of proceeds it seeks in a public offering, a blank check company lacks the normal financial benchmarks that are useful in projecting capital needs such as expansion and capital expenditure budgets and quantifiable cash flow from operations. Because a blank check company cannot (and Echo does not) have a specific target business identified prior to the consummation of the public offering, it

Securities and Exchange Commission
September 13, 2005

cannot predict capital requirements with precision. In addition, since a blank check company is raising capital for the express purpose of acquiring another business, it must also consider the capitalization and available funds of its potential competitors when determining the offering size. We believe our “competitors” are buyers of private companies and include, but are not limited to, venture capital and private equity funds, public and private blank check companies, as well as public and private operating companies.

The Company’s management determined it should raise $75 million in its initial public offering because it believes that there is significantly less competition for transactions at this level than for transactions with a value of less than $50 to $60 million. Its belief that there is significantly less competition at such levels is based on its review of the healthcare transaction marketplace, which supported management belief that the selected deal value would increase the Company’s odds of locating a desirable acquisition target, coupled with a decrease in competitors at such levels. The Company also determined that a significantly larger offering (for example, $120 million) would vastly decrease the number of potential available business targets and would result in increased competition for such target businesses from businesses with more resources and capital available to them.

As the Company contemplated the amount of capital it would seek through a public offering, it determined that the size of its offering must provide adequate capital to allow it to purchase viable target businesses with sufficient scale to operate as a stand-alone public entity and at the same time be substantial enough to be interesting to the financial community. A target business may consist of stand-alone companies or divisions of larger companies. In making its determination of the size of the offering, the Company also considered the financial resources of competitors, including the equity other blank check companies were seeking to raise or had raised in recent public offerings. At certain price levels, auctions for private business attract enormous attention which can lead to escalating premiums being paid. In this regard, the Company determined that one of the more significant sources of competition would be from single source, health care focused venture capital and private equity funds. However, based on the past-experience of the Company’s officers and directors, such funds tend to focus on transactions with a value less than $50 to $60 million and may have difficulty financing a transaction above that level without syndicating a portion of the equity component; a process that involves a number of complications which the staff recognized in a prior comment. The Company believes that possessing an equity base in the range of $70 million will allow the Company to effectively reduce the number of viable competitors for transactions while allowing the Company to have enough funds to acquire strong and viable business targets. As noted in the Registration Statement, the Company intends to focus its efforts on locating target businesses that have established and superior platforms and business plans. The Company believes that these superior target businesses will most likely require available capital of at least $60 million due to their established and successful nature. Lastly, the Company reviewed, with the assistance of its investment banker, the number of reported healthcare transactions completed in the last eighteen months with transaction values in excess of $60 million (which is approximately 80% of the $75 million proceeds sought in this offering and which will be available as equity to finance an acquisition) and believes that the transactions with a value in excess of $60 million represent the most feasible opportunities for the Company – particularly when factoring in the possibility of leveraging the Company’s equity by a multiple of 3x – 4x. The Company believes that this

Securities and Exchange Commission
September 13, 2005

presents a very broad range of potential opportunities in terms of identifying acquisition targets possessing the scale of operations and developed infrastructure that it believes will be advantageous to maximize its ability to execute on a business plan that will leverage the skills and resources of the Company and its board of directors.

2.

Comment: We partially reissue our prior comment 8. Disclose or advise us as to the public availability of the sources cited. If the source is not available for no or nominal charge, then you must provide a consent for its’ use or adopt the information as the company’s own.

Response: Each of the sources supporting data and statistics in the Company’s Prospectus are publicly available on the Internet free of charge. We have revised the Company’s Prospectus on page i to clarify that all cited information is available on the Internet free of charge. In addition, we will supplementally provide to the staff an index of all sources as well as the location of such information on the Internet.

Management

3.

Comment: Please provide us with a historical chronology that led to the development and formation of Echo Healthcare Acquisition Corp. Your chronology should include a discussion of the background that led to the involvement of the directors and executive offers in the company and the motivations behind the commencement of this public offering of the company’s securities. We may have further comment.

Response: In response the staff’s comment, we have included a historical chronology of the development and formation of Echo Healthcare Acquisition Corp. as Appendix A to this letter.

* * *

Thank you for your consideration of our responses to your comments. If you have any questions, or if we can be of further assistance to you in the review process, please call me at (404) 572-6912 or Rick Miller at (404) 572-6787. Our fax number is (404) 572-6999.

Very truly yours,

/s/ Michael Delaney

Michael Delaney

Enclosures

cc:	Mr. Joel Kanter
Rick Miller, Esq.

Appendix A

Historical Chronology of

Echo Healthcare Acquisition Corp.

Week of April 17, 2005

During a conversation with investment bankers regarding separate business issues of an unrelated company, Kevin Pendergest learned of the level of recent activity in the blank check offering marketplace.

Week of April 24, 2005

During a telephone conversation with Gene Burleson on April 28, 2005, Mr. Pendergest mentioned to Mr. Burleson that there may be an opportunity to organize a blank check company to launch a registered and underwritten public offering. Mr. Burleson, who had a prior experience with a private blank check company, recommended that Mr. Pendergest contact Joel Kanter, who had had two prior experiences with blank check company offerings.

Mr. Pendergest emailed Mr. Kanter later on April 28, 2005 to determine if Mr. Kanter would be interested in exploring the possibility of organizing a blank-check company.

Mr. Pendergest also contacted a representative of Roth Capital Partners (“Roth”) to let him know that Messrs. Kanter and Burleson would be attending a board meeting in California for an unrelated company on May 19, 2005 and suggested it may be an opportunity to meet with them to discuss blank check companies.

Week of May 8, 2005

On May 9, 2005, Mr. Pendergest telephoned Mr. Kanter to discuss further the recent activity in the blank check offering marketplace. During this telephone call, Mr. Kanter confirmed that in 1995 he had successfully formed Healthcare Acquisition Corp. for the purpose of executing an acquisition in the healthcare industry. This company raised $10.3 million from public investors and subsequently merged with Encore Medical Corporation. In addition, Mr. Kanter confirmed that he, along with Gene Burleson, formed a blank check acquisition company in 2000, Sovereign Medical Acquisition Co., which raised approximately $9 million from private investors and subsequently acquired HealthMont, an operator of community hospitals. HealthMont was subsequently acquired by SunLink Health Systems, Inc., a publicly traded company, in a tax-free merger. Mr. Kanter and Mr. Pendergest discussed the possibility of forming a larger blank check company pursuant to a registered and underwritten public offering.

Following Mr. Kanter’s conversation with Mr. Pendergest, Mr.

Appendix A

Kanter telephoned Mr. Burleson to discuss the possibility of organizing a blank check company that would engage in a registered and underwritten public offering and focus on acquisitions in the healthcare industry. During this conversation, Messrs. Kanter and Burleson discussed the industry focus of the blank-check company and concluded that the blank check company should focus on healthcare due to the significant amount of experience of Messrs. Kanter and Burleson in the healthcare industry and the fact that they had successfully completed blank check offerings focused on healthcare in the past.

Week of May 15, 2005

On May 19, 2005, Mr. Kanter attended a board meeting in California for an unrelated company, of which Mr. Burleson was also a board member. Following the meeting, Mr. Kanter and Mr. Burleson arranged to meet with representatives of Roth to discuss the possibility of organizing a blank check company to focus on acquisitions in the healthcare industry. Both Mr. Kanter and Mr. Burleson have long-standing relationships with Roth, and Mr. Kanter and Mr. Burleson determined it would be appropriate to meet with representatives of Roth to discuss the organization of a blank check company, Roth’s interest in leading an underwritten public offering to capitalize such a company and the size of any such public offering.

On May 19, 2005, Messrs. Kanter and Burleson met with Roth to discuss launching a blank check company offering. Mr. Pendergest participated in the meeting by telephone. Messrs. Kanter, Burleson and Pendergest discussed with the representatives of Roth the feasibility of such an initiative and who among their respective business associates would be potential board members and officers of the company. At this meeting Messrs. Kanter, Burleson and Pendergest informed Roth that they had preliminarily identified the following individuals as qualified to serve as members of the board of directors of the blank check company based on their backgrounds and experience in healthcare: Gary Brukardt, Alistair Clemow, Richard Martin, and Eugene Bauer. The Roth representatives and Messrs. Kanter, Burleson and Pendergest believed that each of these individuals would be effective in executing the proposed initiative and would help differentiate the new blank check company offering from other current offerings that, in the opinion of Messrs. Kanter, Burleson and Pendergest and the Roth representatives, had less experienced management and boards of directors. Finally, at this meeting, Messrs. Kanter, Burleson and Pendergest discussed with Roth the potential size of any public offering of

Appendix A

the new blank check company’s securities. While no final decision was made at this time, an offering in the range of $75 million to $100 million was discussed since it was believed that upon consummation of such an offering the new blank check company would have a competitive advantage over most private equity funds in that the proposed blank check company would have sufficient capital to engage in an acquisition transaction that would generally exceed the ability of most private equity funds to execute without the need to syndicate the equity component required to consummate such a transaction.

Week of May 22, 2005

After the meeting with Roth, Mr. Kanter contacted Messrs. Brukardt, Clemow, Martin, and Bauer about serving as members of the board of directors of the blank check company. After discussing the objectives of the proposed blank check company (i.e., to raise funds through an initial public offering and subsequently acquire a business in the healthcare industry), the possible size of the offering and the underwriter, each individual agreed to serve as a board member of the Company. In addition, Mr. Pendergest agreed to serve as Chief Financial Officer of the proposed new blank check company.

Week of May 29, 2005

Mr. Burleson contacted representatives of Powell Goldstein LLP to assist with the formation of the blank check company. During this week, Messrs. Kanter, Burleson and Pendergest, with the assistance of representatives of Powell Goldstein, began negotiating an engagement letter with Roth to serve as underwriters in an initial public offering of the blank check company.

Week of June 5, 2005

Messrs. Kanter, Burleson and Pendergest continued negotiations with Roth regarding the engagement letter and Powell Goldstein began preparation of the organizational documents for the blank check company. During the course of these negotiations, it was determined by Messrs. Kanter, Burleson and Pendergest, together with representatives of Roth, that an offering targeted at raising gross proceeds of $75 million (before the exercise of any over-allotment option) would provide the proposed blank check company with an equity capital base adequate to achieve the competitive position discussed above.

On June 10, 2005, the blank check company was incorporated in the State of Delaware as Echo Healthcare Acquisition Corp. (“Echo”). Echo then entered into the engagement letter with Roth Capital Partners.

Appendix A

From June 12, 2005 through July 15, 2005

Representatives of Roth, its counsel, Powell Goldstein, and the officers of Echo prepared a Registration Statement on Form S-1 with respect to an initial public offering by Echo of its common stock. The Registration Statement was filed with the Securities and Exchange Commission on July 15, 2005.